FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

Banco Santander, S.A.

Item
1	Press Release dated April 2, 2012

PRESS RELEASE

Banco Santander, S.A. Changes its NYSE Ticker Symbol to “SAN” and Banco Santander Chile Changes its NYSE Ticker Symbol to “BSAC”

Madrid, Spain and Santiago, Chile, April 2, 2012

Banco Santander Chile today announced that it will change the NYSE ticker symbol of its American Depositary Shares from “SAN” to “BSAC” effective at the commencement of trading on April 12, 2012.

Banco Santander, S.A. (“Banco Santander”) today announced that it will change the NYSE ticker symbol of its American Depositary Shares from “STD” to “SAN” effective at the commencement of trading on June 14, 2012.

In addition, the NYSE ticker symbols of the following series of Banco Santander preferred stock will change effective at the commencement of trading on June 14, 2012 as follows:

•	Santander Finance Preferred, S.A. Unipersonal 6.80% Non-cumulative Guaranteed Preferred Stock, Series 4 will change from “STDPRA” to “SANPRA”;

•	Santander Finance Preferred, S.A. Unipersonal Floating Rate Non-cumulative Guaranteed Preferred Stock, Series 6 will change from “STDPRB” to “SANPRB”;

•	Santander Finance Preferred, S.A. Unipersonal 6.50% Non-cumulative Guaranteed Preferred Stock, Series 5 will change from “STDPRC” to “SANPRC”;

•	Santander Finance Preferred, S.A. Unipersonal 10.50% Non-cumulative Guaranteed Preferred Stock, Series 10 will change from “STDPRE” to “SANPRE”;

•	Santander Finance Preferred, S.A. Unipersonal Fixed-to-Floating Non-cumulative Guaranteed Preferred Stock, Series 11 will change from “STDPRF” to “SANPRF”; and

•	Santander Finance Preferred, S.A. Unipersonal 6.41% Non-cumulative Guaranteed Preferred Stock, Series 1 will change from “STDPRI” to “SANPRI”.

This change of NYSE ticker symbols aligns the use of ticker symbols within the Santander Group.

For Investor Relations Santander Chile, please contact: Robert Moreno Phone: +562 320 8284 Email: rmorenoh@santander.cl Website: www.santander.cl	For Investor Relations Santander Group, please contact: Angel Santodomingo Phone: +34 91 259 6514 Email: investor@gruposantander.com Website: www.santander.com

Santander Investor Relations Department | Investor@gruposantander.com | www.santander.com

Ciudad Grupo Santander | Av. Cantabria, s/n | Edif. Pereda, 1st fl | Phone +34 91 259 6514 | Fax +34 91 257 1838

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 2, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President